PLS CPA, A PROFESSIONAL CORPATION.
♦ 4725 MERCURY STREET, SUIT 210 ♦ SAN DIEGO ♦ CALIFORNIA 92111♦
♦ TELEPHONE (858)722-5953 ♦ FAX (858) 761-0341 ♦ FAX (858) 433-2979
♦ E-MAIL changgpark@gmail.com ♦

June 23, 2014

To Whom It May Concern:

We consent to the incorporation by reference in the registration statements of American Home Alliance Corporation of our report dated on June 23, 2014, with respect to the unaudited interim financial statements of American Home Alliance Corporation, included in Form 10-Q for the period ended March 31, 2014.

Very truly yours,

/s/ _PLS CPA_
_____
PLS CPA, A Professional Corp.
San Diego, CA 92111